Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
550 Burrard St. #2300
Vancouver, BC, V6C 2B5

Item 2 — Date of Material Change

September 12, 2022

Item 3 — News Release

A news release disclosing the material change was disseminated by the Company through the services of Cision on September 13, 2022 and was subsequently filed on SEDAR, CSE and EDGAR.

Item 4 — Summary of Material Change

On September 12, 2022, Einat Zakariya and Moti Marcus were appointed to the Company’s board of directors (the “Board”) and Vivian Bercovici and Haleli Barath resigned from the Board.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On September 12, 2022, Einat Zakariya and Moti Marcus were appointed as directors of the Company and Vivian Bercovici and Haleli Barath resigned from the Board.

Einat Zakariya is the current CEO and partner in LIV collection, a brand subsidiary of Ewave Holdings Ltd. (“Ewave”), CEO and Partner of Ewave Nadlan International Investments Ltd and the former CEO and partner of The Promised Land, also a subsidiary of Ewave. Previously, Ms. Zakariya was the vice president of marketing and sales at Azorim, a leading real estate company in Israel; the CEO of iGeo Business Insights, a subsidiary of the Geocartography Group specializing in strategic consulting; and the CEO and owner of New Tone Image Systems, a company specializing in strategy and advertising. Ms. Zakariya also previously sat on the boards of several major organizations.

Moti Marcus is the current CEO of Packer Quality Materials, one of the largest companies in Israel for the sale and processing of special and unique metals. Mr. Marcus is the former CFO and deputy CEO of S. Cohen, an iron manufacturing company; the former CEO of Aviv Shigur, a distribution and courier company; and the former CFO of Diplomat Distributors, a Procter & Gamble franchise. Mr. Marcus has sat on the boards of multiple institutions and brings vast M&A experience, and is a member of the Israel Ministry of Finance “Team of Select Directors.” Mr. Marcus holds an MBA from Bar Ilan University and a B.A. in accounting and economics from Bar Ilan and Tel Aviv Universities.

5.2 — Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

September 14, 2022.